                                                                      EXHIBIT 12

                        LOUISVILLE GAS AND ELECTRIC COMPANY
                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (Thousands of $)



                                                                1995            1994          1993           1992            1991
                                                                ----            ----          ----           ----            ----
Earnings:
  Income before cumulative effect of a change
    in accounting principle per statements
    of income..........................................       $ 83,184       $ 61,689       $ 90,535       $ 73,793       $ 94,643

Add:
  Federal income taxes - current.......................         35,824         30,926         42,091         13,785         35,490
  State income taxes - current.........................          8,795          7,726         12,954          3,140          8,425
  Deferred Federal income taxes - net..................          4,261           (950)         4,712         20,441         17,207
  Deferred State income taxes - net....................          2,788            956            226          8,470          6,085
  Investment tax credit - net..........................         (4,742)        (4,619)        (7,821)        (5,033)       (11,472)
  Fixed charges........................................         43,550         44,665         49,640         52,196         55,171
                                                              --------       --------       --------       --------       --------
    Earnings...........................................        173,660        140,393        192,337        166,792        205,549
                                                              --------       --------       --------       --------       --------


Fixed Charges:
  Interest Charges per statements of income............         41,918         42,856         47,496         49,833         52,680
  Add:
    Interest income (1)................................              -              -              -              4             98
    One-third of rentals charged to
    operating expense (2)..............................          1,632          1,809          2,144          2,359          2,393
                                                              --------       --------       --------       --------       --------
      Fixed charges....................................       $ 43,550       $ 44,665       $ 49,640       $ 52,196       $ 55,171
                                                              --------       --------       --------       --------       --------


Ratio of Earnings to Fixed Charges.....................           3.99           3.14           3.87           3.20           3.73
                                                              --------       --------       --------       --------       --------
                                                              --------       --------       --------       --------       --------

NOTES:
(1) Interest income earned on pollution control revenue bond proceeds held and invested by trustees--netted against interest charges above.
(2) In the Company's opinion, one-third of rentals represents a reasonable approximation of the interest factor.


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